ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS II
UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS

Supplement dated February 15, 2012 to the Contract Prospectus and Contract Prospectus Summary, each dated April 29, 2011, as amended

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The following information amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

IMPORTANT INFORMATION REGARDING THE ING INVESTMENT MANAGEMENT CO.

Effective December 31, 2011, ING Investment Management Co. merged with and into ING Investment Management Co. LLC. Accordingly, all references in the Contract Prospectus and in the Contract Prospectus Summary to ING Investment Management Co. are deleted and replaced with ING Investment Management Co. LLC.

IMPORTANT INFORMATION REGARDING THE ING U.S. BOND INDEX PORTFOLIO

Effective on or about February 21, 2012, ING Investment Management Co. LLC will replace Neuberger Berman Fixed Income LLC as subadviser for the ING U.S. Bond Index Portfolio. Accordingly, all references in the Contract Prospectus and in the Contract Prospectus Summary to Neuberger Berman Fixed Income LLC as subadviser for the ING U.S. Bond Index Portfolio are replaced with ING Investment Management Co. LLC.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. ***Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***